FOR IMMEDIATE RELEASE                         Contact - Guy T. Marcus
July 20, 1995                                           Vice President-Inv. Rel.
                                                        (214) 978-2691

                 DAVID J. LESAR NAMED EXECUTIVE VICE PRESIDENT
                          AND CHIEF FINANCIAL OFFICER

     DALLAS, Texas -- Halliburton Company announced today that David J. Lesar has been named to the position of executive vice president and chief financial officer of the company, effective August 1, 1995.

     Mr. Lesar, 42, has served as executive vice president-finance and administration at the company's Halliburton Energy Services business segment since 1993. Previously, he was employed by Arthur Andersen & Co. for 16 years and was partner in charge of the energy manufacturing and retail practices for its Dallas office. Lesar is a graduate of the University of Wisconsin where he earned BS and MBA degrees.

     In his new position, Lesar will be responsible for all financial activities of Halliburton Company. The chief financial officers of the company's business segments will have reporting responsibilities to both Lesar and their respective chief executive officers. He will also head company-wide financial and other re-engineering efforts, including a management information project. Also, the corporate accounting, treasury, trust investments and tax departments will report to him.

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     Halliburton  Company  is one  of the  world's  largest  diversified  energy services, engineering, maintenance, and construction companies. Founded in 1919, Halliburton provides a broad range of energy services and products, industrial and marine engineering and construction services, and property and casualty insurance services.

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                      The Exhibit Index appears on Page 4
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